82-5769

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN

03045104

Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

SUPPL

DATE:	December 8, 2003
TO:	Office of International Corporate Finance
	Division of Corporate Finance
	Securities and Exchange Commission
	Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

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* If you do not receive all pages please contact us immediately.



UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

December 8, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525


UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934


Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

December 8, 2003

To Whom It May Concern:

UFJ Holdings, Inc.

Possible Non Collection & Delayed Collection of Exposure Concurrent with Filing for Start of Civil Rehabilitation Proceedings by Herald Corporation Co. Ltd

We hereby give notice that, concurrent with the filing for the start of civil rehabilitation proceedings with the Nagoya District Court by Herald Corporation Co. Ltd, there is possibility of non collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited, a subsidiary of UFJ Holdings, Inc.

1. Amount of exposure to the company

UFJ Bank Limited: Yen 15,949 million

2. Impact on earnings of UFJ Holdings

Non-collectible amount of the exposure mentioned above is not determined at the moment.

Concurrent with this announcement, there is no change to our forecasts of earnings for the current fiscal year, which have already been announced.